UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NAUTICUS ROBOTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63911H108

(CUSIP Number)

Dianne Ralston

Chief Legal Officer and Secretary

Schlumberger Limited

5599 San Felipe

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that Schlumberger Technology Corporation (“STC”) has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3).

+

Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3).

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3).

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3).

+	Based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Schlumberger N.V. (Schlumberger Limited) (“SLB”), Schlumberger B.V. (“SBV”), Schlumberger Holdings Corporation (“SHC”) and Schlumberger Technology Corporation (“STC”) on November 2, 2023. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On April 4, 2024, the parties to the Agreement and Plan of Merger (the “3D Merger Agreement”), dated as of October 2, 2023, by and among the Issuer, Merger Sub, and 3D mutually agreed to terminate the 3D Merger Agreement (the “Termination”). As a result of the Termination, the previously disclosed Director Designation Letter Agreement and Company Stockholder Support Agreement were terminated.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, STC directly holds 8,682,920 shares of Common Stock, constituting approximately 17.4% of the outstanding shares of Common Stock, based on 50,035,824 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023. Since SHC controls STC, it is deemed to beneficially own the shares of Common Stock held directly by STC. Since SBV controls SHC, it is deemed to beneficially own the shares of Common Stock held directly by STC. Since SLB controls SBV, it is deemed to beneficially own the Common Stock held directly by STC. Such beneficial ownership excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.

(b)	SLB, SBV, SHC and STC have shared voting power and shared dispositive power over the shares of Common Stock held directly by STC.

(c)	There have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past 60 days.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Stock reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: April 8, 2024

Schlumberger N.V. (Schlumberger Limited)

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Jeanne Morrissette
Name:	Jeanne Morrissette
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Arindam Bhattacharya
Name:	Arindam Bhattacharya
Title:	Vice President